August 5, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Ant  nio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

       Re: Atlas Critical Minerals Corporation
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 25, 2025
           CIK No. 0001684688
Dear Marc Fogassa:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Prospectus Summary, page 4
Reverse Stock Split, page 5

1. We note you disclosed that you intend to file a Certificate of Amendment to your
       Articles of Incorporation to effect a 10 for 1 reverse stock split of your issued and outstanding common shares in conjunction with your offering prior to listing your common stock on Nasdaq.

       Please revise your historical financial statements and all other applicable disclosures in your filing to reflect the effects of the reverse stock split on a retroactive basis for
 August 5, 2025
Page 2

       all periods presented.
Business, page 38
Atlas Lithium Option Agreement, page 40

2. We note your response to prior comment 7, stating that while the Atlas Lithium Option Agreement was entered into on December 19, 2024, the payment
       consideration of 797,957 common shares equivalent to $500,000 for entering into the
       Option Agreement was made and accounted for in fiscal year 2025. However your disclosure on page 40 appears to suggest that you issued the shares to Atlas Lithium upon entering into the Option Agreement in December 2024, and Section
2.5 of the
       Option Agreement filed as Exhibit 10.4 states that payment consideration shall be due within two business days of entering into the Option Agreement.

       Please address whether you had a contractual payment obligation to Atlas Lithium for which a liability should have been recorded as of December 31, 2024 based on
       Section 2.5 of the Option Agreement, and revise your disclosure and financial statements as appropriate.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2

3. Given revisions to the audited financial statements to address the above comment(s), please have your auditor consider the need to update the audit report.


       Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John P. Kennedy, Esq.